Contact

www.linkedin.com/in/collin-mckenna-b53016b6 (LinkedIn)

Top Skills

Brand Development
Web Design
Illustration

Collin McKenna

Founder of LIXIR Of The Gods
Santa Monica, California, United States

Experience

LIXIR

Founder
August 2021 - Present (3 years 4 months)
Santa Monica, California, United States

LIXIR is the first honey based alcohol company of its kind. We've been working to innovate the way that mead is made and reformulate it to make our beverages relevant in the current beverage space. 'Hard Honey', as we are calling it, plays in the fast growing hard kombucha, hard seltzer space. We are creating a new category in this space that has all of the benefits of kombucha with the taste and drinkability of a seltzer.

The Crated Company

Founder / CEO
June 2018 - August 2021 (3 years 3 months)
Los Angeles, California, United States

Rosano Partners

Sales Associate
June 2017 - August 2017 (3 months)
Downtown Los Angeles

ReyLenn Properties LLC

Development Associate
June 2016 - August 2016 (3 months)
Solana Beach

Education

University of San Diego

Bachelor of Business Administration (B.B.A.), Marketing and Real Estate · (2014 - 2018)

The London School of Economics and Political Science (LSE)